Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Vortex Brands, Inc. Request to Withdrawal Offering Statement Regulation A File No. 024-11595

Ladies and Gentlemen:

Pursuant to Rule 259(a) under the Securities Act of 1933, as amended, Vortex Brands Co. (the “Company”) respectfully requests that the U.S. Securities and Exchange Commission (the “SEC”) withdraw, effective as of the date of this request, the Company’s 1-A Post-Qualification Amended Offering Statement (Regulation A) (File No. 024-11595) filed on May 26, 2022.

The Company is requesting the consent of the Commission to the withdrawal of the Post-Qualification Amended Offering Statement because the Company has decided not to move forward with the offering. None of the securities that are the subject of the post qualification amendment have been sold other than those securities that were previously qualified under Regulation A.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Very truly yours,

By:	/s/ Todd Higley
Todd Higley
Chief Executive Officer